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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                            THE EARTHGRAINS COMPANY
                       (Name of Subject Company (Issuer))

                              SLC ACQUISTION CORP.
                          a wholly owned subsidiary of
                              SARA LEE CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               ----------------

                                  270319-10-6
                     (CUSIP Number of Class of Securities)

                               ----------------

                           Roderick A. Palmore, Esq.
                              Sara Lee Corporation
                           Three First National Plaza
                          Chicago, Illinois 60602-4260
                                 (312) 726-2600

                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                With a copy to:
                         Charles W. Mulaney, Jr., Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  _______________    Filing party: _____________

     Form or Registration No.: ______________    Date Filed:_________________
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
          [X]     third-party tender offer subject to Rule 14d-1.
          [_]     issuer tender offer subject to Rule 13e-4.
          [_]     going-private transaction subject to Rule 13e-3.
          [_]     amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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[Letterhead of Sara Lee Corporation]

Release Date  FOR IMMEDIATE RELEASE

Contact       Media: Hillary Sterling, 312.558.8421
              Analysts: Janet Bergman, 312.558.8651

SARA LEE CORPORATION TO ACQUIRE EARTHGRAINS FOR $2.8 BILLION;
BECOMES NUMBER-TWO PLAYER IN FRESH BREAD CATEGORY

With addition of Earthgrains, Sara Lee's largest acquisition to date, company gains a premier direct-store distribution system to leverage the Sara Lee brand

CHICAGO (July 2, 2001) - Sara Lee Corporation announced today that it has signed an agreement for the acquisition of St. Louis-based The Earthgrains Company for $40.25 per Earthgrains share, payable in cash. The total value of the acquisition, including the assumption of Earthgrains' outstanding debt, is $2.8 billion. With the acquisition of Earthgrains, Sara Lee more than quadruples its annual bakery sales to become the nation's second-largest fresh bread company, and gains a strong distribution system to extend its Sara Lee brand franchise.

Sara Lee will make a cash tender offer for all Earthgrains shares at $40.25 per share, to be followed by a merger in which remaining Earthgrains shares will receive the same cash price per share. The acquisition is subject to receipt of a majority of the Earthgrains shares in the tender offer and the approval of antitrust authorities. The transaction is expected to be completed in 30 to 60 days.

Earthgrains operates fresh bakery and refrigerated dough businesses with leading market positions in the United States and Europe. During Earthgrains' fiscal year 2001, ended March 27, 2001, the company generated sales of $2.6 billion. The company manufactures and markets its bread, buns, rolls, bagels and other bakery products in the United States under brand names such as Earth Grains, IronKids, Grant's Farm and Colonial, with more than 30% of its retail fresh bread sales in the premium and superpremium bread categories. Earthgrains also enjoys leading positions in Europe with both its Bimbo and CroustiPate brands. Earlier today, Earthgrains announced that it expects to exceed analyst forecasts for earnings per share in the first quarter of fiscal 2002 by 20%.

"As a leading player in the fresh bread and refrigerated dough categories, Earthgrains is a highly strategic acquisition for our company," said C. Steven McMillan, president and chief executive officer of Sara Lee Corporation. "Earthgrains is a key element in the investment phase of Sara Lee's reshaping program as it creates a strong growth platform for one of our core businesses. With the earnings guidance Earthgrains announced this morning, we are even more excited about adding this strong performer to our business portfolio."
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Sara Lee Corporation To Acquire
Earthgrains for $2.8 Billion - Page 2

The acquisition of Earthgrains is consistent with Sara Lee's reshaping program under which the company continues to build leadership positions in three highly focused business segments: Food and Beverage, Intimates and Underwear, and Household Products.

The bakery operations of Sara Lee and Earthgrains, which together generate approximately $3.4 billion in sales, complement each other.

"The Sara Lee brand is one of our company's most recognizable and valuable assets, and Earthgrains' management team has built a powerful, industry-leading direct-store delivery system that we can use to significantly expand this brand into the fresh baked and refrigerated dough segments," said McMillan. "We have already experienced tremendous success taking the Sara Lee brand from its historical leadership in frozen desserts to innovative new products such as deli meats, pre-sliced cheeses, and fresh bagels and specialty breads. Earthgrains provides the opportunity to extend this brand further, in both existing and new product categories."

Sara Lee anticipates increased annual revenues, above and beyond expected organic growth, of more than $300 million through expanded distribution and extended use of the Sara Lee brand within five years.

The acquisition of Earthgrains provides Sara Lee with several key strategic benefits:

 .    In the United States, Earthgrains operates one of the food industry's pre-
     eminent direct-store distribution systems (DSD), comprised of 4,900 company-owned routes. With its extensive DSD system, Earthgrains holds the number-two position in the fresh bread category, and it enjoys the number-one position in its 34-state sales territory, which currently reaches more than 50% of the U.S. population. Combined, Earthgrains' and Sara Lee's routes will immediately grow Sara Lee's DSD coverage to 61% of the U.S. population and create significant future expansion opportunities.

 .    Earthgrains' second-largest business is the manufacturing and marketing of refrigerated dough products in the United States and Europe. In Europe, Earthgrains enjoys the number-one position in refrigerated dough in France - Europe's largest refrigerated dough market. In the United States, Earthgrains is a major producer of private-label refrigerated dough - and the only supplier of private-label products to retail supermarkets - with a successful strategy that includes the rapid development of popular high-quality, value-priced products for this market.

 .    Earthgrains has a profitable international presence, providing another significant growth platform for Sara Lee's bakery operations. Earthgrains' European fresh bakery business is led by the well-known Bimbo brand, which holds a 55% share of the Spanish fresh bread market and a 30% position in that country's packaged sweet goods market. To support the Bimbo brand, Earthgrains operates 1,100 DSD routes in Spain, Portugal and the Canary Islands.

 .    Earthgrains has a highly respected management team that has grown
     Earthgrains' sales at a compound annual growth rate of 12%. Earthgrains' growth was achieved both through the successful acquisition and integration of 12 companies and by building the company's superpremium brand presence.

Sara Lee Corporation To Acquire
Earthgrains for $2.8 Billion - Page 3


 .    Earthgrains has built a superior business model through the development and use of state-of-the-art technology. Specifically, Earthgrains is a leader in category management through proprietary ordering and assorting software that allows unique customer needs to be met. The company has successfully implemented SAP, with the rollout of the first modules in 1996, and it is currently using scan-based trading with six major customers in 2,100 stores, allowing Earthgrains to synchronize supply and demand trends to increase sales and reduce invoice errors.

"The purchase by Sara Lee and the combination of our baking businesses represents an outstanding value to the shareholders of both companies," said Barry H. Beracha, chairman and chief executive officer of The Earthgrains Company. "This is a strategic combination that brings the power of strong brands in the fresh, refrigerated and frozen baking segments. We will create a premier bakery company through our new-product potential, extensive direct-store and warehouse delivery systems, superior information technology systems, and ability to continue making acquisitions. This acquisition is overwhelmingly positive for shareholders, employees, customers and consumers."

Beyond the technological and distribution strengths gained from this acquisition, Sara Lee will also realize significant cost savings through operational synergies.

"Consolidation within the U.S. baking industry is accelerating, and this acquisition will transform the size and scale of Sara Lee's current bakery operations. The new business will be more competitive and certainly more profitable than our separate, existing operations," said McMillan. "Adding Earthgrains will allow us to improve our supply chain management in several key areas including purchasing, plant utilization and distribution, and we anticipate achieving cost synergies of more than $45 million annually by fiscal year 2004."

In the first year, Sara Lee anticipates the acquisition to add approximately $.04 to cash earnings per share (EPS), and to dilute accounting EPS by approximately $.03. These forecasts reflect the new accounting rules relating to goodwill amortization that were adopted by Sara Lee July 1, 2001, the beginning of the company's fiscal year. After the first twelve months, the acquisition is expected to add to both cash and accounting EPS. Separately, the new accounting rules will add approximately $.08 to Sara Lee's EPS in fiscal 2002, bringing our current forecasted range to $1.30 to $1.40, including the impact of the Earthgrains acquisition.

J.P. Morgan acted as financial adviser to Sara Lee in this transaction.

A review of the Earthgrains acquisition, featuring Steve McMillan, Sara Lee president and chief executive officer, will be broadcast live via the Internet today at 8:30 a.m. (CDT). McMillan will be joined by Barry Beracha, chairman and chief executive officer of The Earthgrains Company. The live webcast can be

Sara Lee Corporation To Acquire
Earthgrains for $2.8 Billion - Page 4


accessed at www.saralee.com, and will last approximately 45 minutes. For people who are unable to listen to the webcast live, it will be archived two hours following the completion of the webcast in the Investor Relations section of the Sara Lee corporate Web site for 10 business days.

Forward-Looking Statements
--------------------------

Certain statements contained in this press release may constitute "forward-looking statements" as defined under federal securities law. Forward-looking statements include statements regarding revenue growth, cost savings, operational synergies and geographic expansion that Sara Lee anticipates achieving as a result of this transaction, and also other statements that begin with "expects," "anticipates," "intends" or similar words. These forward-looking statements, which are made in reliance on the "safe harbor" protections provided under the Private Securities Reform Act of 1995, are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and actual results may differ materially from those expressed or implied herein. Consequently, Sara Lee cautions readers not to place undue reliance on any forward-looking statements. Additional information about issues that could lead to material changes in performance is contained in Sara Lee's annual and quarterly reports filed with the Securities and Exchange Commission.

Additional Information
----------------------

Earthgrains shareholders are advised to read the tender offer statement regarding the acquisition of Earthgrains, referenced in this press release, which will be filed by Sara Lee with the U.S. Securities and Exchange Commission
(SEC), and the related solicitation recommendation statement which will also be filed by Earthgrains with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available at no charge at the SEC's website at www.sec.gov and may also be obtained from Sara Lee by directing a request through the investor relations portion of Sara Lee's corporate Web site at www.saralee.com or by mail to Sara Lee Corporation, 70 W. Madison Street, Chicago, Illinois 60602, Attn: Investor Relations, Telephone: (312)558-4966.

Sara Lee Corporation is a global branded consumer packaged goods company with approximately $17.5 billion in annual revenues. Its leading brands include Sara Lee, Douwe Egberts, Hillshire Farm, Kiwi, Hanes and Playtex.


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